Macquarie Infrastructure Company LLC

125 W. 55th Street
New York, NY 10019
USA

Media Release

MACQUARIE INFRASTRUCTURE COMPANY REPORTS FULL YEAR 2006 FINANCIAL RESULTS

Increased Fourth Quarter Distribution of $0.57 Per Share Declared

New York, NY - March 1, 2007 - Macquarie Infrastructure Company (NYSE: MIC), a leader in the ownership and operation of US infrastructure businesses, reported consolidated revenue and operating income for 2006 of $520.3 million and $26.1 million, respectively. Revenue increased 70.7 percent and operating income increased 2.9 percent over 2005.

MIC also reported an increase in its key performance metric, estimated cash available for distribution (“CAD”), to $71.7 million for full year. CAD increased 49.4 percent over the $48.0 million generated during 2005 on strong performance by the Company’s businesses and investments including contributions from acquisitions concluded during the year.

Based on the continued solid performance of its operating businesses, the Company’s board of directors approved the payment of a distribution to shareholders of $0.57 per share for the fourth quarter of 2006. This is the third consecutive quarter for which the board has increased the distribution to shareholders. The $0.57 per share distribution represents a 14.0 percent increase (annualized) over the $0.50 per share paid for the fourth quarter of 2005. The distribution will be made on April 9 to shareholders of record on April 4. The Company anticipates declaring and paying a quarterly distribution for the quarter ending March 31, 2007 of $0.57 per share.

“Our performance in 2006 illustrates the successful execution of our three-part strategy” said Peter Stokes, Chief Executive Officer of Macquarie Infrastructure Company. “We improved the performance of our controlled businesses, effectively managed the capital employed in those businesses and in our holding company, and we concluded a significant number of quality, yield accretive acquisitions. The result of this strong performance was, of course, the growth in quarterly distributions to our shareholders that in turn drove an increase in our share price.”

CAD totaled $0.57 per share for the fourth quarter, including the 10.35 million shares issued in the Company’s follow-on offering in October 2006. CAD per share for the quarter is net of approximately $0.06 per share of interest on acquisition-related debt. The acquisition-related debt was fully repaid on November 7, 2006 using the majority of the $290.9 million of net proceeds raised in the follow-on offering.

CONSOLIDATED PERFORMANCE HIGHLIGHTS

The Company’s consolidated results for the year reflect the following highlights:

•	Acquisitions - The Company successfully concluded acquisitions of 100 percent of two businesses and 50 percent of a third business in 2006.

o	A 50 percent interest in the company that owns International-Matex Tank Terminals (bulk liquid storage terminal business) in May 2006 for $257.1 million.

o	The Gas Company (gas production and distribution business) in June 2006, for $262.7 million.

o	Trajen Holdings’ portfolio of 23 fixed base operations (addition to the Company’s airport services business) in July 2006 for $363.1 million.

•
Distribution Increases - For each of the second, third and fourth quarters, the Company’s board of directors approved an increase in the distribution to shareholders. For the second quarter the increase was to $0.525 per share from $0.50, for the third quarter the increase was to $0.55 per share from $0.525 and for the fourth quarter the increase was to $0.57 per share from $0.55.

•
Capital Raising - In the fourth quarter of the year, the Company successfully completed a public offering of 10.35 million shares of trust stock, including the underwriter’s over allotment, at a price of $29.50. The offering generated net proceeds of $290.9 million the majority of which were used to repay indebtedness incurred in connection with the businesses acquired in 2006. The Company now has 37.56 million shares outstanding.

OPERATING BUSINESSES PERFORMANCE HIGHLIGHTS

The following is a segment analysis of results from operations for the quarters and full years ended December 31, 2006, and December 31, 2005.

The Company has included EBITDA and contribution margin1, both non-GAAP financial measures, as it considers them to be an important measure of overall performance. The Company believes that EBITDA provides additional insight into the performance of its operating companies and its ability to service its debt and support its ongoing distribution policy.

•	Gross profit in the Company’s airport services business was $166.5 million for the year, an increase of 52.6 percent over 2005.

o	Gross profit at comparable locations (excluding acquisitions of EAR in August 2005 and Trajen in July 2006) increased 11.8 percent.

o	EBITDA increased 57.6 percent to $70.8 million. Excluding the effects of non-cash losses related to interest rate hedges, EBITDA would have increased 70.6 percent over 2005.

o	Dollar based margins per gallon of fuel sold and the volume of fuel sold increased at existing locations.

1 Please see the form 10-K for a reconciliation of contribution margin to revenue.

AIRPORT SERVICES BUSINESS
	Full year 2006	Full Year 2005	Year on Year Growth %	Dec Quarter 2006	Dec Quarter 2005	Quarter on Quarter Growth %
Revenue ($ Millions)
Fuel	225.6	142.8	58.0%	67.9	42.2	61.0%
Non Fuel	87.3	58.7	48.7%	28.2	17.9	58.1%
Total Revenue	312.9	201.5	55.3%	96.2	60.0	60.1%
EBITDA	70.8	44.9	57.6%	20.6	12.1	70.9%
Reconciliation of net income to EBITDA
Net Income	13.5	5.8	132.6%	6.5	(2.2)	NM
Interest Expense, Net	25.7	18.3	40.1%	4.1	8.3	-51.0%
Provision for income taxes	6.3	5.1	22.8%	1.7	1.5	11.5%
Depreciation and amortization	25.3	15.7	61.5%	8.4	4.4	88.8%
EBITDA	70.8	44.9	57.6%	20.6	12.1	70.9%

•
The Company’s bulk liquid storage terminal business paid MIC a fixed dividend distribution of $7.0 million for each of the second, third and fourth quarters (MIC acquired its interest in this business in the second quarter). The dividend payment for the fourth quarter was accrued at year-end and cash was received on January 25, 2007.

o
The Company expects to receive a fixed dividend of $7.0 million per quarter, or approximately 10.9 percent annually based on $257.1 million of equity invested, through the end of 2008. Beginning with the first quarter in 2009, the Company expects to receive 50 percent of the cash from operations, less maintenance and environmental remediation capital expenditures, generated by this business, subject to satisfaction of certain conditions.

o	Cash flow from operations in the bulk liquid storage business increased 29.2 percent to $66.8 million from $51.7 million in 2005.

o
Gross profit and operating income in the bulk liquid storage business for 2006 were $104.4 million and $51.0 million, respectively, representing increases of 7.8 percent and 14.6 percent over 2005. As a 50 percent owner of the business, the Company does not consolidate the financial results of the bulk liquid storage terminal business with those of its controlled businesses.

BULK LIQUID STORAGE TERMINAL BUSINESS
	Full year 2006	Full Year 2005	Year on Year Growth %	Dec Quarter 2006	Dec Quarter 2005	Quarter on Quarter Growth %
Revenue ($ Millions)
Terminal Revenue	193.7	182.5	6.1%	50.5	49.4	2.1%
Heating Revenue	17.3	20.6	-16.2%	4.5	8.3	-45.6%
Other Revenue	28.3	47.5	-40.4%	5.6	25.3	-77.9%
Total Revenue	239.3	250.6	-4.5%	60.6	83.1	-27.1%
Operating Income	51.0	44.5	14.6%	14.4	17.8	-19.5%

•	The Company’s gas production and distribution business generated combined utility and non-utility contribution margin of $57.6 million in 2006.

o	Utility revenue increased on slightly higher sales, primarily to a single commercial customer, while non-utility revenue increased as a result of price increases.

o
The contribution margin for the year is net of $5.1 million in customer rebates and fuel adjustment charges - the Company agreed to the rebates and the adjustments as a condition of its acquisition of the business. MIC has been fully reimbursed for these expenses from escrow accounts established for that purpose and funded primarily by the seller of the business. Adjusting for the reimbursement of the expenses, contribution margins for the full year would have increased by 5.6 percent over 2005.

o	Excluding the effects of the non-cash losses relating to interest rate hedges and non-recurring items, EBITDA would have increased by approximately 7.4 percent over 2005.

GAS PRODUCTION AND DISTRIBUTION BUSINESS
	Full year 2006	Full Year 2005	Year on Year Growth %	Dec Quarter 2006	Dec Quarter 2005	Quarter on Quarter Growth %
Revenue ($ Millions)
Utility	93.6	85.9	9.0%	24.0	23.6	2.5%
Non-utility	67.3	61.6	9.2%	16.6	15.5	7.1%
Total Revenue	160.9	147.5	9.1%	40.7	39.0	4.3%
EBITDA	17.3	28.1	-38.2%	0.6	6.3	-91.1%
Reconciliation of net income before taxes to EBITDA
Net Income before taxes	2.6	18.7	-86.1%	(3.4)	3.8	-189.0%
Interest expense, net	8.7	4.1	110.2%	2.3	1.2	94.3%
Depreciation and amortization	6.1	5.2	16.3%	1.6	1.3	22.6%
EBITDA	17.3	28.1	-38.2%	6.5	6.3	-91.1%

•	District energy business gross profit declined by $44,000, or 0.3 percent in 2006 versus 2005.

o
Gross profit declined as a result of a slightly cooler summer, and lower demand for cooling, relative to 2005. Higher electricity costs from new power purchase contracts executed early in the year also reduced gross profit.

o	Declines in consumption revenue were partially offset by expected increases in capacity revenue resulting from inflation-based escalation of rates.

o
EBITDA declined 4.2 percent year over year as a result of the lower revenue and higher selling, general and administrative expenses. The SG&A expenses increase primarily in connection with activities relating to power deregulation in Illinois.

DISTRICT ENERGY BUSINESS
	Full Year 2006	Full Year 2005	Year on Year Growth %	Dec Quarter 2006	Dec Quarter 2005	Quarter on Quarter Growth %
Revenue ($ Millions)
Capacity	17.4	16.5	5.3%	4.6	4.2	9.5%
Consumption	17.9	18.7	-4.4%	2.1	2.3	-10.9%
Lease and Other	8.3	8.2	1.5%	2.1	2.2	-8.0%
Total Revenue	43.6	43.4	0.4%	8.7	8.7	-0.4%
EBITDA	15.4	16.1	-4.2%	2.9	2.9	-0.1%
Reconciliation of net income to EBITDA
Net Income (Loss)	1.1	0.5	144.2%	0.4	(1.2)	-132.8%
Interest Expense, Net	8.3	8.3	0.7%	2.1	2.0	0.0%
Provision (benefit) for income taxes	(1.1)	0.3	NM	(1.3)	0.3	NM
Depreciation	5.7	5.7	0.3%	1.4	1.4	0.3%
Amortization of intangibles	1.4	1.4	0.0%	0.3	0.3	0.0%
EBITDA	15.4	16.1	-4.2%	2.9	2.9	-0.1%

•
Gross profit at the Company’s airport parking business increased 45.0 percent to $21.4 million in 2006. The increase was driven, in part, by the full year contribution from new sites acquired in late 2005.

o	Revenue at comparable locations increased 7.2 percent year over year and gross profit percentage increased to 27.9 percent from 25.44 percent.

o	EBITDA increased by 45.3 percent over 2005. Adjusting for unrealized (non-cash) loss on interest rate hedges, EBITDA would have increased 52.6 percent.

o
The increases reflect the ongoing execution of a strategy to increase average revenue per car out and average length of stay - up 10.0 percent and 3.5 percent, respectively, year over year at comparable locations.

o	Net income was reduced by a non-cash impairment charge of $23.5 million related to the write-down of trade name values as a result of the re-branding of the business as FastTrack Airport Parking.

AIRPORT PARKING BUSINESS
	Full year 2006	Full Year 2005	Year on Year Growth %	Dec Quarter 2006	Dec Quarter 2005	Quarter on Quarter Growth %

Revenue ($ Millions)	76.1	59.9	27.1%	19.1	17.8	7.5%
EBITDA	19.4	13.4	45.3%	4.2	3.9	8.3%
Reconciliation of net loss to EBITDA
Net Loss	(14.6)	(3.2)	NM	(13.5)	(2.5)	NM
Interest Expense, Net	17.3	10.3	67.3%	4.2	3.6	14.5%
Income tax benefit	(12.4)	0.1	NM	(11.6)	0.1	NM
Depreciation and amortization	29.1	6.2	NM	25.2	2.8	NM
EBITDA	19.4	13.4	45.3%	4.2	3.9	8.3%

TOLL ROADS (YORKSHIRE LINK)

•	The Company recorded a net $9.1 million during 2006 as its share of the earnings of the Yorkshire Link, net of amortization expense

•	Cash dividends received for the full year 2006 were approximately $5.2 million

•	Net proceeds from the sale of MIC’s interest in Yorkshire Link totaled $83.0 million and the Company recorded a gain on the sale of approximately $3.4 million

INVESTMENTS

Macquarie Communications Infrastructure Group (MCG)

•	Cash distributions for the full year 2006 totaled approximately $4.6 million net of withholding taxes

•	Net proceeds from the sale of MIC’s investment in MCG totaled $76.4 million and the Company recorded a gain on the sale of approximately $6.7 million

South East Water (SEW)

•	For the full year 2006 the Company received dividends of approximately $6.0 million relating to its investment in SEW

•	Net proceeds from the sale of MIC’s interest in SEW totaled $89.5 million and the Company recorded a gain on the sale of $49.9 million

ESTIMATED CASH AVAILABLE FOR DISTRIBUTION

The Company believes that its result under GAAP, after certain adjustments, provides better insight into its ability support ongoing distributions. In particular, GAAP results alone do not reflect all of the items that management considers in estimating distributable cash, for example the cash received in excess of the equity in earnings on its investment in the bulk liquid storage terminal business.

The table below summarizes the Company’s cash receipts and payments, adjusted for the timing of certain dividend income and cash expenditures, for the full year.

For the full year, MIC’s businesses generated $46.4 million in cash from operations, or a 6.5 percent increase over the $43.5 million generated in 2005. The contribution from the gas production and distribution business reflects MIC’s ownership of that business from June 7. The contribution from the bulk liquid storage terminal business reflects the Company’s equity pick up of $3.5 million.

CAD includes $10.5 million in cash from investing activities related to the bulk liquid storage business (the quarterly dividend in excess of the equity pick-up) and the $7.0 million dividend declared in the fourth quarter but not received until January 25, 2007.

Adjusting for the timing of certain other receipts and payments, including the dividends and distributions from the off-shore investments that were sold in 2006, MIC estimates full year cash available for distribution to be $71.7 million. This represents a 49.4 percent increase over the $48.0 million of cash available for distribution generated during 2005.

($ millions)
Cash from operations	$46.4

Cash from operations adjustments	5.3

CAD from investing activities	8.3

CAD from financing activities	0.9

Net change in working capital	10.8
Estimated Cash Available for Distribution	$71.7

BUSINESS UPDATE AND OUTLOOK

Airport services business - On December 29, 2006, the Company announced its intention to acquire two additional FBOs at Stewart International Airport in New Windsor, New York and Santa Monica Municipal Airport in Santa Monica, California. MIC expects to finance the $89.5 million total cost in part with $32.5 million of additional borrowing on an existing credit facility in its airport services business. The closing of the transaction is subject to satisfaction of usual and customary conditions precedent for transactions of this size and type, including the receipt of the consent of the airport authorities at each of the locations.

The Company expects continued strong performance from this segment supported by a full-year contribution from sites acquired in 2006 and continued increases in the number of general aviation aircraft in service and the number of hours those aircraft are being flown.

Bulk liquid storage terminal business - The shareholders of IMTT Holdings have agreed to extend the period over which a fixed quarterly dividend to MIC will be paid. As a result, MIC expects to receive $7 million per quarter through the fourth quarter of 2008. The extension of the agreement reflects the reduced availability of skilled labor in the Gulf region in the aftermath of Hurricane Katrina that has delayed the expected start-up of the Geismar Logistics Center until the end of the first quarter of 2008.

The underlying performance of IMTT is expected to improve as contract escalators drive revenue growth from existing contracts and as storage tanks currently under construction becomes available during 2007.

Gas production and distribution business - Business planning for 2007 has focused on improving the marketing of The Gas Company’s products and services. The business is leveraging the collective experience and expertise of Macquarie in its other pipeline/gas distribution businesses around the world to develop initiatives that will boost sales and margins.

The fundamental driver of continued growth in the gas production and distribution business will be a function of population growth in Hawaii. Beyond this, the Company believes that it can effectively market its synthetic natural gas and liquid petroleum gas products effectively as an efficient, environmentally friendly fuel source, thereby increasing its market share relative to other fuel/power sources.

District energy business - The Company expects continued stable performance from its district energy business, based on an assumption of a historically normal level of demand for cooling during the upcoming summer. In addition, saleable capacity will increase with the completion of plant expansions currently underway. The expansions will increase saleable capacity by approximately 9,300 tons. Approximately 70 percent of the new capacity has been sold to four new customers, one of which came on-line in late 2006. The remaining newly contracted customers will come on-line in 2007-2009.

Airport parking business - The Company’s airport parking business is being re-branded FastTrack Airport Parking to consolidate numerous existing brand names under a single national platform. The re-branding will encompass the physical locations and the business’ web presence. Marketing and promotional efforts will focus on building brand awareness which is expected to help grow the customer base.

The Company expects that the continued growth in commercial airline enplanements will underpin revenue growth at its airport parking business. In addition, expanded marketing of the business through internet travel companies, airline websites and direct mail is expected to help drive growth in the business at rates above the fundamental driver.

CONFERENCE CALL AND WEB CAST

When: Management has scheduled a conference call for 11:00 a.m. Eastern Standard Time on March 1, 2007 to review the Company’s results.

How: To listen to the conference call, please dial +1(888) 202-2422 (domestic) or +1(913) 981-5592 (international), at least 10 minutes prior to the scheduled start time. Interested parties can also listen to the live call, which will be webcast at the Company website, www.macquarie.com/mic/. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast.

Slides: The Company has also prepared slides in support of its conference call presentation. The slides will be available for downloading from the Company website the morning of March 1, 2007, prior to the conference call. A link to the slides will be located in the “Events” section of the MIC homepage.

Replay: For interested individuals unable to join the conference call, a replay will be available through March 15, 2007, at +1(888) 203-1112 (domestic) or +1(719) 457-0820 (international), Passcode: 1079740. An online archive of the webcast will be available on the Company’s website for one year following the call.

ABOUT MACQUARIE INFRASTRUCTURE COMPANY

Macquarie Infrastructure Company owns, operates and invests in a diversified group of infrastructure businesses, which provide basic, everyday services, to customers in the United States. Its businesses consist of an airport services business, an airport parking business, a district energy business, a gas production and distribution business, and a 50 percent indirect interest in a bulk liquid storage terminal business.

FORWARD LOOKING STATEMENTS

This earnings release contains forward-looking statements. We may, in some cases, use words such as "project”, "believe”, "anticipate”, "plan”, "expect”, "estimate”, "intend”, "should”, "would”, "could”, "potentially”, or "may” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this presentation are subject to a number of risks and uncertainties, some of which are beyond our control including, among other things: our ability to successfully integrate and manage acquired businesses, manage growth, make and finance future acquisitions, service, comply with the terms of and refinance our debt, and implement our strategy, decisions made by persons who control our investments including the distribution of dividends, our regulatory environment, changes in air travel, automobile usage, fuel and gas prices, foreign exchange fluctuations, environmental risks and changes in U.S. federal tax law.

Our actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which we are not currently aware could also cause our actual results to differ. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements. The forward-looking events discussed in this release may not occur. These forward-looking statements are made as of the date of this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

“Macquarie Group” refers to the Macquarie Group of companies, which comprises Macquarie Bank Limited and its worldwide subsidiaries and affiliates.

Australian banking regulations that govern the operations of Macquarie Bank Limited and all of its subsidiaries, including the Company’s manager, require the following statements. Investments in Macquarie Infrastructure Company Trust are not deposits with or other liabilities of Macquarie Bank Limited or of any Macquarie Group company and are subject to investment risk, including possible delays in repayment and loss of income and principal invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees the performance of Macquarie Infrastructure Company Trust or the repayment of capital from Macquarie Infrastructure Company Trust. MIC-G

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor enquiries Jay A. Davis Investor Relations Macquarie Infrastructure Company (212) 231-1825	Media enquiries Alex Doughty Corporate Communications Macquarie Infrastructure Company (212) 231-1710

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED BALANCE SHEETS
As of December 31, 2006 and December 31, 2005

	December 31, 2006	December 31, 2005
	($ in thousands, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$37,388	$115,163
Restricted cash	1,216	1,332
Accounts receivable, less allowance for doubtful accounts
of $1,435 and $839, respectively	56,785	21,150
Dividends receivable	7,000	2,365
Other receivables	87,973	-
Inventories	12,793	1,981
Prepaid expenses	6,887	4,701
Deferred income taxes	2,411	2,101
Income tax receivable	2,913	3,489
Other	15,600	4,394

Total current assets	230,966	156,676

Property, equipment, land and leasehold improvements, net	522,759	335,119

Restricted cash	23,666	19,437
Equipment lease receivables	41,305	43,546
Investments in unconsolidated businesses	239,632	69,358
Investment, cost	-	35,295
Securities, available for sale	-	68,882
Related party subordinated loan	-	19,866
Goodwill	485,986	281,776
Intangible assets, net	526,759	299,487
Deposits and deferred costs on acquisitions	579	14,746
Deferred financing costs, net of accumulated amortization	20,875	12,830
Fair value of derivative instruments	2,252	4,660
Other	2,754	1,620

Total assets	$2,097,533	$1,363,298

Liabilities and stockholders’ equity
Current liabilities:
Due to manager	$4,284	$2,637
Accounts payable	29,819	11,535
Accrued expenses	19,780	13,994
Current portion of notes payable and capital leases	4,683	2,647
Current portion of long-term debt	3,754	146
Fair value of derivative instruments	3,286	-
Other	6,533	3,639

Total current liabilities	72,139	34,598

Capital leases and notes payable, net of current portion	3,135	2,864
Long-term debt, net of current portion	959,906	610,848
Related party long-term debt	-	18,247
Deferred income taxes	163,923	113,794
Fair value of derivative instruments	453	-
Other	25,371	6,342

Total liabilities	1,224,927	786,693

Minority interests	8,181	8,940

Stockholders’ equity:
Trust stock, no par value; 500,000,000 authorized; 37,562,165 shares issued and outstanding at December 31, 2006 and
27,050,745 shares issued and outstanding at December 31, 2005	864,233	583,023
Accumulated other comprehensive income (loss)	192	(12,966)
Accumulated deficit	-	(2,392)

Total stockholders’ equity	864,425	567,665

Total liabilities and stockholders’ equity	$2,097,533	$1,363,298

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED INCOME STATEMENTS
For the Years Ended December 31, 2006 and 2005 and the Period April 13, 2004 to December 31, 2004

	Year Ended December 31, 2006	Year Ended December 31, 2005	April 13, 2004 (inception) to December 31, 2004
	($ in thousands, except share and per share data)
Revenues
Revenue from product sales	$313,298	$142,785	$1,681
Service revenue	201,835	156,655	3,257
Financing and equipment lease income	5,118	5,303	126

Total revenue	520,251	304,743	5,064

Costs and expenses
Cost of product sales	206,802	84,480	912
Cost of services	92,542	82,160	1,633
Selling, general and administrative	120,252	82,636	7,953
Fees to manager	18,631	9,294	12,360
Depreciation	12,102	6,007	175
Amortization of intangibles	43,846	14,815	281

Total operating expenses	494,175	279,392	23,314

Operating income (loss)	26,076	25,351	(18,250)

Other income (expense)
Dividend income	8,395	12,361	1,704
Interest income	4,887	4,064	69
Interest expense	(77,746)	(33,800)	(756)
Equity in earnings (loss) and amortization
charges of investees	12,558	3,685	(389)
Unrealized losses on derivative instruments	(1,373)	-	-
Gain on sale of equity investment	3,412	-	-
Gain on sale of investment	49,933	-	-
Gain on sale of marketable securities	6,738	-	-
Other income, net	594	123	50
Net income (loss) before income taxes and
minority interests	33,474	11,784	(17,572)
Income tax benefit	16,421	3,615	-

Net income (loss) before minority interests	49,895	15,399	(17,572)

Minority interests	(23)	203	16

Net income (loss)	$49,918	$15,196	$(17,588)

Basic earnings (loss) per share:	$1.73	$0.56	$(17.38)
Weighted average number of shares of trust
stock outstanding: basic	28,895,522	26,919,608	1,011,887
Diluted earnings (loss) per share:	$1.73	$0.56	$(17.38)
Weighted average number of shares of trust
stock outstanding: diluted	28,912,346	26,929,219	1,011,887
Cash dividends declared per share	$2.075	$1.5877	$-

MACQUARIE INFRASTRUCTURE COMPANY TRUST
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005 and the Period April13, 2004 to December 31, 2004

	Year Ended December 31, 2006	Year Ended December 31, 2005	April 13, 2004 (inception) to December 31, 2004
	($ in thousands)
Operating activities
Net income (loss)	$49,918	$15,196	$(17,588)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	21,366	14,098	370
Amortization of intangible assets	43,846	14,815	281
Loss on disposal of equipment	140	674	-
Equity in (earnings) loss and amortization charges of investee	(4,293)	1,803	389
Gain on sale of unconsolidated business	(3,412)	-	-
Gain on sale of investments	(49,933)	-	-
Gain on sale of marketable securities	(6,738)	-	-
Amortization of finance charges	6,178	6,290	-
Noncash derivative loss	1,373	-	-
Noncash interest expense	4,506	(4,166)	-
Noncash performance fees expense	4,134	-	-
Noncash directors fees expense	181	-	-
Accretion of asset retirement obligation	224	222	-
Deferred rent	2,475	2,308	80
Deferred revenue	109	(130)	(62)
Deferred taxes	(14,725)	(5,695)	-
Minority interests	(23)	203	16
Noncash compensation	706	209	-
Post retirement obligations	557	(116)	-
Other noncash income	(80)	-	-
Accrued interest expense on subordinated debt – related party	1,087	1,003	26
Accrued interest income on subordinated debt – related party	(430)	(399)	(50)
Changes in operating assets and liabilities:
Restricted cash	4,216	(462)	-
Accounts receivable	(5,330)	(7,683)	(420)
Equipment lease receivable, net	1,880	1,677	(121)
Dividend receivable	2,356	(651)	(1,704)
Inventories	352	(178)	686
Prepaid expenses and other current assets	(4,601)	(39)	(439)
Due to subsidiaries	-	-	1,398
Accounts payable and accrued expenses	(9,954)	1,882	798
Income taxes payable	(3,213)	-	-
Due to manager	1,647	2,419	12,306
Other	1,846	267	(11)
Net cash provided by (used in) operating activities	46,365	43,547	(4,045)

Investing activities
Acquisition of businesses and investments, net of cash acquired	(845,063)	(182,367)	(467,413)
Additional costs of acquisitions	(22)	(60)	-
Deposits and deferred costs on future acquisitions	(279)	(14,746)	-
Goodwill adjustment - cash received	-	694	-
Proceeds from sale of investment	89,519	-	-
Proceeds from sale of marketable securities	76,737	-	-
Collection on notes receivable	-	358	-
Purchases of property and equipment	(18,409)	(6,743)	(81)
Return on investment in unconsolidated business	10,471	-	-
Proceeds received on subordinated loan	850	914	-
Other	-	-	17
Net cash used in investing activities	(686,196)	(201,950)	(467,477)

Financing activities
Proceeds from issuance of shares of trust stock	305,325	-	665,250
Proceeds from long-term debt	537,000	390,742	(1,500)
Proceeds from line-credit facility	455,957	850	-
Contributions received from minority shareholders	-	1,442	-
Distributions paid to trust shareholders	(62,004)	(42,948)	-
Debt financing costs	(14,217)	(11,350)	-
Distributions paid to minority shareholders	(736)	(1,219)	-
Payment of long-term debt	(638,356)	(197,170)	-
Offering and equity raise costs	(14,220)	(1,844)	(51,985)
Restricted cash	(4,228)	(2,362)	-
Payment of notes and capital lease obligations	(2,193)	(1,605)	-
Acquisition of swap contract	-	(689)	-
Net cash provided by financing activities	562,328	133,847	611,765

Effect of exchange rate changes on cash	(272)	(331)	(193)

Net change in cash and cash equivalents	(77,775)	(24,887)	140,050

Cash and cash equivalents, beginning of period	115,163	140,050	-

Cash and cash equivalents, end of period	$37,388	$115,163	$140,050

Supplemental disclosures of cash flow information:
Noncash investing and financing activities:

Accrued deposits and deferred costs on acquisition, and equity
offering costs	$3	$-	$2,270

Accrued purchases of property and equipment	$1,438	$384	$810

Acquisition of property through capital leases	$2,331	$3,270	$-

Issuance of trust stock to manager for payment of December 2004
performance fees	$-	$12,088	$-

Issuance of trust stock to independent directors	$269	$191	$-

Taxes paid	$1,835	$2,610	$-

Interest paid	$65,967	$30,902	$2,056

MACQUARIE INFRASTRUCTURE COMPANY TRUST
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA
For the Years Ended December 31, 2006 and 2005 and the Period April13, 2004 to December 31, 2004
($ in thousands)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change		April 13, 2004 (inception) to December 31, 2004
			$	%

Net income (loss)	$49,918	$15,196	34,722	NM	$(17,588)
Interest expense, net	72,859	29,736	43,123	145.0	687
Income taxes	(16,421)	(3,615)	(12,806)	NM	-
Depreciation (1)	21,366	14,098	7,268	51.6	370
Amortization (2)	43,846	14,815	29,031	196.0	281
EBITDA	$171,568	$70,230	101,338	144.3	$(16,250)

NM - Not Meaningful

(1)
Includes depreciation expense of $3.6 million, $2.4 million and $55,000 for the airport parking business for the years ended December 31, 2006, December 31, 2005 and the period December 23, 2004 (our acquisition date) through December 31, 2004, respectively. Also includes depreciation expense of $5.7 million, $5.7 million and $140,000 for the district energy business for the years ended December 31, 2006, December 31, 2005 and the period December 22, 2004 (our acquisition date) through December 31, 2004, respectively. We include depreciation expense for the airport parking business and district energy business within cost of services in our consolidated statements of operations. Does not include depreciation expense in connection with our investment in IMTT of $4.6 million for the period May 1, 2006 (our acquisition date) through December 31, 2006.

(2)
Does not include amortization expense related to intangible assets in connection with our investment in the toll road business, of $3.9 million, $3.8 million and $95,000 for the years ended December 31, 2006, December 31, 2005 and the period December 22, 2004 (our acquisition date) through December 31, 2004, respectively. Also does not include amortization expense related to intangible assets in connection with our investment in IMTT of $756,000 for the period May 1, 2006 (our acquisition date) through December 31, 2006. Included in amortization expense for the year ended December 31, 2006 is a $23.5 million impairment charge relating to trade names and domain names at our airport parking business.

/ENDS/